Pathfinder Cell Therapy, Inc.
12 Bow Street
Cambridge, Massachusetts 02138

December 13, 2013

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Kevin L. Vaughn, Accounting Branch Chief Jay Webb Tara Harkins

Re:	Pathfinder Cell Therapy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 1, 2013 File No. 000-20580

Ladies and Gentlemen:

In accordance with our recent discussions, we are submitting this letter in response to the written comments of the staff of the Securities and Exchange Commission transmitted by letter dated November 15, 2013 (the “Comment Letter”) relating to the above-referenced Form 10-K (the “2012 10-K”).

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter.  For the convenience of the staff, each of the comments in the Comment Letter is restated in bold italics prior to the response.

Report of Independent Registered Public Accounting Firm, page F-2

1.
We note your response to prior comments 1 and 2, where you confirmed that Robert A. Cooper, CPA, P.C. is not currently registered with the PCAOB and you clarified for us that the historical financial statements of Pathfinder, LLC through December 31, 2010 were audited by a non PCAOB-registered firm.  Please note that the cumulative inception-to-date information of Pathfinder, LLC are now part of financial statements of issuer.  As such, the auditor issuing an opinion on those periods must be registered with the PCAOB and the audit must be performed in accordance with the standards of the PCAOB (United States).  Please amend the filing to include financial statements as of and for the year ended December 31, 2012 and the cumulative period from    November 4, 2008 (date of inception) to December 31, 2012 that are audited in accordance with the standards of the PCAOB (United States) by a PCAOB registered firm. You may request your current auditor, EisnerAmper LLP, to re-audit the periods from November 4, 2008 (date of inception) to December 31, 2010.  Please refer to PCAOB Rule 2100.

In accordance with the Staff’s comment, we will amend the 2012 10-K to include financial statements for the requested periods audited in accordance with PCAOB standards by a PCAOB-registered firm.  Based on discussions with our current auditor, it would be more cost efficient for the inception through December 31, 2010 audit work to be performed in conjunction with the field work for the 2013 year audit.  Accordingly, we propose to amend the 2012 10-K as soon as practicable after commencement of the 2013 audit field work, but in any event not later than March 31, 2014.

2.
Further, with respect to your response to prior comments 1 and 3, please note that since Robert A. Cooper, CPA, P.C. is not registered with the PCAOB, the firm is not able to reissue or update its report to opine on the current financial statements of an issuer.  Please amend the filing to include financial statements as of and for the year ended December 31, 2012 and the cumulative period from    November 4, 2008 (date of inception) to December 31, 2012 that are audited in accordance with the standards of the PCAOB (United States) by a PCAOB registered firm.  You may request your current auditor, EisnerAmper LLP, to re-audit the periods from November 4, 2008 (date of inception) to December 31, 2010.  Please refer to PCAOB Rule 2100.

Please see our response to Comment 1 above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (732) 404-1117.

Very truly yours, s/John Benson John Benson, CFO

Cc:  Keith Moskowitz, Esq.
        Eilenberg & Krause LLP